

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Oleg Bilinski
Chief Executive Officer
Mag Magna Corp.
325 W Washington St., Ste 2877
San Diego, CA 92103

Re: Mag Magna Corp.
  Amendment No. 5 to Registration Statement on Form S-1
  Filed May 15, 2023
  File No. 333-268561

Dear Oleg Bilinski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed May 15, 2023

General

1. We note your response to our prior comment 1 and we reissue the comment in full. Please revise your prospectus in each place that you discuss MAGA and CHASIS to make clear that you are not distributing these components or any physical products. In addition, please either revise to support the statements regarding the performance of MAGA and CHASIS specifically to include clinical trial data, as previously requested, or remove the specific performance claims cited throughout the document. Please also explain why you believe this detailed information regarding MAGA and CHASIS is relevant given that you will not be selling these components. As currently drafted, the prospectus remains unclear regarding the company's business proposition and potential future sources of revenue.

2.   As previously requested, please explain the relevance of the Ukrainian review and certificates to the company's operations in the U.S. and elsewhere, as applicable. If the company is conducting operations in Ukraine, please so state. Alternatively, please explain why Ukrainian certificates and authorizations were sought if no operations are being conducted in Ukraine.

     You may contact Sasha Parikh at 202-551-3627 or Tara Harkins at 202-551-3639 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Roger D. Linn